Exhibit 99.1

THIS DOCUMENT AND THE ENCLOSED DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this Document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale was effected.

The Notice of Annual General Meeting to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on 14 December 2022 is set out at the end of this Document. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the enclosed Form of Proxy or Form of Direction in accordance with the instructions printed on the form. The return of a Form of Proxy or Form of Direction will not preclude a member from attending and voting at the Annual General Meeting in person should he/she subsequently decide to do so

TREMOR INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Proposed Reelection of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to the Fee of Chair of the Audit Committee
Proposed Increase to Available Pools of the Equity Compensation Plans
Proposed Repricing of Certain Options Held by Non-Executive and Non-Director Employees
and
Notice of Annual General Meeting

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Copies of this Document will be available on the Company’s website at www.tremorinternational.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2021, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, UK MAR or the DTRs), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

EXPECTED TIMETABLE

Dispatch of this Document and the enclosed documents	9 November 2022
Record Date	14 November 2022
Latest date and time for Shareholders to submit proxies in respect of the General Meeting	12 December 2022 at 10:30 a.m. (London time)
Latest date and time for holders of Depositary Interests to submit proxy instructions through CREST in respect of the General Meeting	9 December 2022 at 10:30 a.m. (London time)
General Meeting	14 December 2022 at 12:30 p.m. (Israel time)
____________________________

Notes

(1)	References to time in this Document are to London time unless otherwise stated.

(2)
Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

LETTER FROM THE CHAIRMAN OF TREMOR INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Directors:	Registered Office:
Christopher Stibbs (Non-Executive Chairman)
Neil Jones (Senior Non-Executive Director)
Joanna Parnell (Non-Executive Director)
Lisa Klinger (Non-Executive Director)
Rebekah Brooks (Non-Executive Director)
Norm Johnston (Non-Executive Director)
Ofer Druker (Chief Executive Officer)
Yaniv Carmi (Chief Operating Officer)
Sagi Niri (Chief Financial Officer)
82 Yigal Alon Street Tel Aviv 6789124 Israel 9 November 2022

Proposed Reelection of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to the Fee of Chair of the Audit Committee
Proposed Increase to Available Pools of the Equity Compensation Plans
Proposed Repricing of Certain Options Held by Non-Executive and Non-Director Employees
and
Notice of Annual General Meeting

Dear Shareholder,

1.          Introduction

I am writing to inform you that the 2022 Annual General Meeting of the Company will be held on 14 December 2022 at 12:30 p.m. (Israel time). The formal notice of the Annual General Meeting and full details of all resolutions to be proposed are set out in this Document.

There are thirteen resolutions proposed to be adopted at the Annual General Meeting.

2.          Re-election of Directors

The Articles require the Directors to retire and if wishing to serve again, to offer themselves for re-election by the shareholders at each annual general meeting.

Resolutions 1-9 propose to re-elect each of the Directors for a further term of one year ending on the date of the Company’s next annual general meeting in 2023.

The Board currently consists of nine directors, six of which are non-executive directors: (i) Christopher Stibbs; the Chairman of the Board and a non-executive director; (ii) Neil Jones, the Senior Non-Executive Director; (iii) Joanna Parnell, a non-executive director; (iv) Lisa Klinger, a non-executive director; (v) Rebekah Brooks, a non-executive director; and (vi) Norm Johnston, a non-executive director. The three remaining directors are the Company’s executive directors, Ofer Druker, the Company’s Chief Executive Officer, Yaniv Carmi, the Company’s Chief Operating Officer, and Sagi Niri, the Company’s Chief Financial Officer.

Each of Mr. Stibbs, Mr. Jones, Ms. Brooks, Mr. Johnston, Ms. Klinger and Ms. Parnell qualifies as an independent director under the corporate governance standards of the Nasdaq Stock Market and under the independence requirements of Rule 10A3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

Each of Mr. Jones and Ms. Klinger qualifies as an “audit committee financial expert”, as defined by the rules of the SEC and has the requisite financial experience defined by listing standards of The Nasdaq Stock Market; and each of the Company’s directors has the necessary qualifications and expertise required under the Israeli Companies Law, to serve as a director of a public company.

All members of the Audit Committee, the Compensation Committee and the Sustainability, Nominating and Governance Committee are non-executive directors, with Ms. Klinger serving as the Chair of the Audit Committee, Mr. Jones serving as the Chair of the Compensation Committee, and Mr. Stibbs serving as the Chair of the Sustainability, Nominating and Governance Committee.

Biographical details for each of the Directors are set out below:

Christopher Stibbs. Christopher Stibbs has served as a member of the Board of Directors since May 2019 and as the Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. Until August 2019, he served as Chief Executive of The Economist Group (the “Economist Group”). Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson and Incisive Media. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers, currently has a non-executive role at Oxford University Press and is Chairman of Times Higher Education, IWSR and Sagacity Data Solutions.

Neil Jones. Neil Jones has served as a member of the Board of Directors since 2014.Mr. Jones is currently Corporate Development Director of Huntsworth / Ashfield the international Pharma Commercialisation business created by the merger of Huntsworth and UDG in August 2021. Prior to that Mr. Jones was Chief Operating Officer and Chief Financial Officer at Huntsworth PLC from February 2016. He joined Huntsworth PLC from ITE Group PLC, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Group Finance Director at Tarsus Group PLC, and prior to that, he spent five years as Finance Director (Europe) at Advanstar Communications. Mr. Jones has a B.A. in Economics from the University of Manchester and completed the ACA in July 1990 with Price Waterhouse. Mr. Jones is also a non-executive Director of Sivota PLC a UK listed special opportunities vehicle which invests in undervalued technology business.

Joanna Parnell. Joanna Parnell has served as a member of the Board of Directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP PLC, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital (now a WPP PLC company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of the Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger was Chief Financial Officer at Ideal Image Development Corp, one of the largest cosmetic and aesthetic services providers in the United States. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., the American exercise equipment and media company. Ms. Klinger has also held senior finance roles at Vince Holdings Inc. and Fresh Market Inc., where she was Executive Vice President and Chief Financial Officer completing Public Offerings at both companies. In addition, she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer at Michaels Stores Inc. Ms. Klinger is currently a member of the board of directors and the chair of the audit committee of Emerald Holding Inc. (NYSE:EEX), a leading operator of B2B trade shows in the United States and the audit committee of the Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in home services in North America. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Rebekah Brooks. Rebekah Brooks has served as a member of the Board of Directors since June 2020. Ms. Brooks is Chief Executive of British newspaper publisher News Corp UK and Ireland, part of News Corp, a position she has held since 2015, having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non-Executive Director of PA Group, the parent company of the Press Association.

Norm Johnston. Norm Johnston has served as a member of the Board of Directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he has held since April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP and GroupM’s Mindshare, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever, Nestle and American Express. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Ofer Druker. Ofer Druker has served as the Chief Executive Officer and as a member of the Board of Directors since April 2019 following the completion of the merger with RhythmOne. From November 2017 to April 2019, Mr. Druker served as the Executive Chairman of the Tremor Video division and was instrumental in the successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd., a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Yaniv Carmi. Yaniv Carmi has served as the Chief Operating Officer since March 2020 and as a member of the Board of Directors since 2014. Mr. Carmi previously served as the Company’s Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of the business plan and driving the growth ambitions. Mr. Carmi was instrumental in the initial public offering of the ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Sagi Niri. Sagi Niri has served as the Chief Financial Officer since March 2020 and as a member of the Board of Directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

3.          Re-appointment of the Company’s Independent External Auditor for 2022

Resolution 10 proposes to approve the re-appointment of Somekh Chaikin, a member of KPMG International, as the Auditor of the Company for the year ending 31 December 2022, and its service until the annual general meeting of shareholders to be held in 2023 and authorises the directors (or Audit Committee if authorised by the Board) to set its remuneration. The following table details the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the respective fiscal years:

	Year Ending December 31,
	2021	2020
	(US$ ‘000)
Audit Fees(1):	551	724
Audit-related fees(2):	125	0
Tax fees:	213	249
TOTAL:	889	973

(1)
“Audit fees” are the aggregate fees paid for the audit of the Company’s annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

4.          Proposed Increase to the Fee of the Chair of the Audit Committee

Resolution 11 proposes to approve an increase to the annual cash retainer payable to the Chair of the Audit Committee, Ms. Lisa Klinger.

In accordance with the Israeli Companies Law, the compensation of directors, whether executive directors or non-executive directors, requires the approval of the Compensation Committee, the Board and the Company’s Shareholders.

The Company currently pays the Chairman of the Board of Directors an annual cash retainer of £150,000 (approximately $171,000) and each of the Company’s other non-executive directors an annual cash retainer of £43,000 (approximately $49,000). In addition, the Company pays the Chair of each of the Audit Committee and the Compensation Committee an annual cash retainer of £7,000 (approximately $8,000), and the Company pays the Company’s senior non-executive director an additional annual cash retainer of £5,000 (approximately $5,700).

In light of the significant increase in the scope of work of the Audit Committee following the Company’s Nasdaq IPO in June 2021, and the resulting dual listing of the Company’s securities on Nasdaq and the AIM and expanded compliance with both SEC and AIM rules, the Compensation Committee and the Board approved, and recommended that the Company’s Shareholders approve at the Annual General Meeting, an increase to the annual cash retainer of the Chair of Audit Committee, Ms. Klinger, to $18,000 from £7,000 (approximately $8,000).

5.          Proposed Increase to Available Pools of the Equity Compensation Plans

Resolution 12 proposes to approve an increase to the available pools of the Company’s two active equity incentive plans for equity incentive award grants for employees of the Company and its subsidiaries – the Company’s 2017 Equity Incentive Plan, as amended (the “2017 Plan”), and the Company’s Global Share Incentive Plan (2011), as amended (the “2011 Plan”, and collectively with the 2017 Plan, the “Equity Plans”).

In light of the significant growth in the Company’s global activities and the significant growth in the size of the Company’s workforce, including as a result of the recent acquisition of the Amobee group completed in September 2022 and the Company’s Nasdaq IPO in June 2021, and the Company’s increasing need to continue to appropriately incentivise, attract and retain qualified employees, in line with practices of Nasdaq-listed companies, the Compensation Committee and the Board believe that it is in the best interest of the Company to increase the maximum number of Ordinary Shares of the Company that may be granted under the Equity Plans, which has not been increased since April 2021.

The Equity Plans provide for the grant of stock options (including incentive stock options and nonqualified stock options), restricted shares, restricted share units (RSUs), performance bonus awards, performance share units (PSUs) and performance shares.

The 2017 Plan provides for granting awards under various tax regimes, including, without limitation, awards granted to United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. Options granted under the 2017 Plan to employees who are U.S. residents may qualify as incentive stock options within the meaning of Section 422 of the Code (“ISOs”), or may be non-qualified stock options. The 2011 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, which allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, restricted share units or options.

As of 31 October 2022, a total of 4,921,774 options to purchase Ordinary Shares, 5,262,512 RSUs and 1,798,062 PSUs were outstanding under the Equity Plans. As of 31 October 2022, 819,557 Ordinary Shares were available for future issuance under the 2017 Plan and 220,383 Ordinary Shares were available for future issuance under the 2011 Plan.

It is proposed to increase the available pools under the Equity Plans by an additional 3,560,000 Ordinary Shares, such that the aggregate number of available shares after the increase will equal 4,599,940 Ordinary Shares, allocated (i) 3,489,557 Ordinary Shares to the 2017 Plan, and (ii) 1,110,383 Ordinary Shares to the 2011 Plan. The increased number of Ordinary Shares under the 2017 Plan also represents the limit on the number of shares which may be issued on the exercise of ISOs.

As of 31 October 2022, the number of Company equity awards outstanding and available pools under the Equity Plans was approximately 8% of the sum of (i) the number of Ordinary Shares issued and outstanding on such date and (ii) the number of Ordinary Shares reserved and authorized under the Company’s Equity Plans for outstanding awards granted and available pools under the Equity Plans as of such date, or 10%, assuming the proposed pool increases subject to approval hereby, would have been approved as of 31 October 2022. It is the intention of the Company that the number of Company equity awards outstanding and available pools shall continue in the future not to exceed 10% of the sum of (i) the number of Ordinary Shares issued and outstanding on such date and (ii) the number of Ordinary Shares reserved and authorized under the Equity Plans for outstanding awards granted and available pools under the Equity Plans as of such date.

6.          Proposed Repricing of Certain Options Held by Non-Executive and Non-Director Employees

Overview.  On 31 August 2021 and 17 March 2022, the Compensation Committee and the Board granted options to purchase Ordinary Shares (“Options”) pursuant to the Company’s Equity Plans with exercise prices of $10.76 per Ordinary Share and $7.22 per Ordinary Share, respectively.  The closing price of the Company’s ADS on Nasdaq as of 31 October 2022 was $7.92, which translates into $3.96 per Ordinary Share (each ADS covers two Ordinary Shares).

A significant portion of such Options have either not vested yet, or have not been exercised to date since the applicable exercise prices are significantly greater than the current share price.

Out of such Options, Options to purchase 3,207,330 Ordinary Shares granted under the Company’s Equity Plans (675,596 of which are vested as of 31 October 2022) are currently held by 152 non-executive employees of the Company and its subsidiaries.

The Compensation Committee reviewed the terms of the Options and recommended that the Company offer such non-executive employees an opportunity to reduce the exercise price of these Options in exchange for the employee’s consent to (1) a reduction in the number Ordinary Shares subject to the Option award (similar to a value-for-value exchange) and (2) the application of a new vesting schedule, as detailed below (the “Repricing Offer”).

The proposed Repricing Offer will enable the Company to retain the Company’s top non-executive leaders, as a number of experienced and talented non-executive employees whose retention is critical to the success of the Company are holding Options that are significantly underwater, and the proposed repricing will provide a retention benefit and reduce the need to grant additional equity awards to retain these top non-executive employees.

Depending on rates of participation, the Company expects the proposed Repricing Offer to reduce the Company’s dilution rate by approximately 0.3%. While granting new options or RSUs or other awards outside of the Repricing Offer could accomplish the Company’s retention goals, it would result in additional dilution. The value-for-value approach used in the Repricing Offer ensures that fewer Ordinary Shares will be subject to the amended Option awards following the repricing. Shares that are cancelled in the Repricing Offer after applying the cancellation ratios will not be returned to the Equity Plans, limiting the future dilution that could otherwise have resulted from the repricing.

For consistency and ease of comparison, throughout this discussion unless otherwise specified, when referencing the “share price” this is intended to mean the trading price of an ADS on Nasdaq divided by two.

Material Terms of the Repricing Offer:

Offerees: All current non-executive employees of the Company and its subsidiaries as of the commencement of the Repricing Offer who hold Eligible Options (as defined below) (the “Eligible Participants”). Executive officers, directors, consultants and former employees will not be eligible to participate in the Repricing Offer.

Eligible Options: Outstanding unexercised vested and unvested options to purchase 3,207,330 Ordinary Shares granted under the Equity Plans on 31 August 2021 and on 17 March 2022 (the “Eligible Options”).

Repricing Offer (Value-for-Value): Eligible Participants will be offered the opportunity to accept an amendment to their Eligible Options to reduce the exercise price to equal the average closing price of the Company’s share price on Nasdaq for the 30 calendar days ending on (and including) the date of expiration of the Repricing Offer (or 30 trading days in the case of Eligible Participants who are Israeli taxpayers), in exchange for a reduction in the number Ordinary Shares subject to the amended Option (similar to a value-for-value exchange) and the application of a new extended vesting schedule as described under “Amended Vesting” below (the “Amended Options”).

Calculation of Cancelled Shares:  Option cancellation ratios will be used to determine the number shares that an Eligible Participant agrees to cancel as a condition to the repricing.  Such ratios will be designed to result in the Amended Options having approximately the same fair value as the original Options. Shortly before the commencement of the Repricing Offer, the Board will determine a separate cancellation ratio for Options granted on 31 August 2021 and 17 March 2022, which will depend on the fair market value of our shares on the determination date.

The fair value of the amended options will be measured by the original fair value plus the incremental fair value granted.  The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification, using the Black-Scholes-Merton option valuation model. In determining fair value, the Black-Scholes-Merton model takes into account many variables and estimates, such as our current share price, the volatility of the share price, and the average remaining term of an Eligible Option.

Although the cancellation ratios cannot be determined now, the following table provides an example based on certain assumptions. The following sample cancellation rates were determined based on a hypothetical share price of $3.75 per Ordinary Share (that is, a hypothetical trading price of $7.50 per ADS). The cancellation ratios will be applied on a grant-by-grant basis and fractional shares will be rounded down to the nearest whole share.

Sample Cancellation Ratios for Eligible Options

Grant Date	Exercise Price per Share	Shares Under Eligible Options	Cancellation Ratio	Shares Under Amended Options
31 August 2021	$10.76	2,607,330	1.22 to 1	2,130,699
17 March 2022	$7.22	600,000	1.19 to 1	505,543

Based on the hypothetical share price of $3.75 per Ordinary Share ($7.50 per ADS) at the time of the repricing and full participation by all Eligible Participants, the number of Ordinary Shares subject to the Amended Options would be reduced by 571,088 (from 3,207,330 to 2,636,242). Any Ordinary Shares that were originally reserved for the Options and are canceled as a result of the repricing shall be permanently retired to prevent additional shareholder dilution.

The foregoing cancellation ratios are provided solely as examples. The Company will apply a substantially similar methodology closer to the commencement of the Repricing Offer.

New Vesting Schedule:  Eligible Participants will also be asked to accept a new vesting schedule for their Amended Option as a condition to the repricing.  The new vesting schedules will depend on the grant date of the original Eligible Option, as follows:

Grant Date	Existing Vesting Schedule	New Vesting Schedule
31 August 2021	25% annually on 31 August 2022 through 2025	• 40% on the later of (i) 31 January 2024 and (ii) 12 months following the repricing • 30% on each of 31 January 2025 and 2026
17 March 2022	25% annually on 17 March 2023 through 2026	33 1/3% annually on 17 March 2024 through 2026

Accordingly, employees holding an Eligible Option granted on 31 August 2021 must also agree to forfeit the first vesting tranche that occurred on 31 August 2022 in order to participate in the repricing.

Expiration Date: Amended Options will maintain the existing option expiration date applicable to the Eligible Option being amended, which is 7 years from the original grant date.

Participation in the Repricing Offer. Participation in the Repricing Offer is voluntary. Eligible Participants will have an election period of at least 20 business days following the commencement date in which to determine whether to participate. Upon the commencement of the Repricing Offer, Eligible Participants holding Eligible Options will receive printed offer materials explaining the precise terms and timing of the Repricing Offer. If an Eligible Participant does not elect to participate in the Repricing Offer, then his or her Eligible Options will remain outstanding in accordance with their current terms.

Implementation of the Repricing Offer. If the Company receives Shareholder approval, the Company expects to commence the Repricing Offer as soon as practicable after the Annual General Meeting. The actual implementation date will be determined by the Board in its discretion in connection with the approval of the tender offer documents and determination of the final cancellation ratios. The Board reserves the right to amend, postpone, not commence or under certain circumstances cancel the Repricing Offer once it has commenced.

Effect on Shareholders. The Repricing Offer is designed to provide renewed incentives and motivate the eligible participants to continue to create Shareholder value and is also designed to reduce the number of shares currently subject to outstanding stock options, thereby avoiding the dilution in ownership that normally results from supplemental grants of new stock options or other awards that would be required to be granted if these options remained outstanding.

The Board subsequently approved the recommendation of the Compensation Committee and recommended that Shareholders approve the proposed Repricing Offer as detailed in this paragraph 6.

7.          Details of the Annual General Meeting and Action to be Taken in Respect of the General Meeting

A notice convening the Annual General Meeting, which is to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on 14 December 2022 is set out at the end of this Document.

In accordance with Israeli law, at the General meeting, the shareholder will also have the opportunity to discuss with the directors and the Company’s auditors, the financial statements of the Company for the year ended 31 December 2021 together with the report of the auditors thereon.

At the time of publication of the Notice of Annual General Meeting, it is anticipated that the General Meeting will proceed as an open meeting.

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of such Shareholder’s rights to attend, speak and vote at the General Meeting. A proxy need not be a shareholder of the Company but must attend the General Meeting for the Shareholder’s vote to be counted.

To be effective, the proxy vote must be submitted in accordance with the enclosed Form of Proxy so as to have been received by

Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL by no later than 10.30 a.m. London time on 12 December 2022.

In the case of holders of Depositary Interests, the enclosed Form of Direction must be completed in order to appoint Link Market Services Trustees Limited to vote on the holder’s behalf at the General Meeting. To be effective the completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. London time on 9 December 2022.

Alternatively you may instead submit your proxy vote electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the “Vote Online Now” link.

A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service. Further details are set out in the notes to the Notice of Annual General Meeting.

8.          Directors’ recommendation and voting intentions

The Directors consider the re-election of the Directors, the re-appointment of the Auditor, the increase to the fee of the Chair of the Audit Committee, the increase to available pools of Equity Compensation Plans and the Repricing Offer of the non-executive employee options to be in the best interests of the Company and its shareholders as a whole and accordingly unanimously recommend that the shareholders vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 6,462,512 Ordinary Shares, representing approximately 4.41 per cent of the issued and outstanding share capital of the Company as at 4 November 2022, the last practicable date prior to the publication of this Document.

Your faithfully,

Christopher Stibbs
Chairman

Yaniv Carmi
Company Secretary

DEFINITIONS

ADSs	American Depositary Shares, each representing two Depositary Interests;

AIM	AIM, a market operated by the London Stock Exchange;

AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;

Articles	the articles of association of the Company in force as at the date of this Document;

Auditor	the independent external auditor of the Company;

Circular or Document	this circular prepared in relation to the General Meeting;

Company or Tremor	Tremor International Ltd.;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Depositary	Link Market Services Trustees Limited;

Depositary Interests	A depositary interest issue by the Depositary representing an entitlement to an Ordinary Share, which may be traded through CREST in dematerialised form;

Directors or Board
the directors of the Company as at the date of this Document whose names are Christopher Stibbs, Neil Jones, Joanna Parnell, Lisa Klinger, Rebekah Brooks, Norm Johnston, Ofer Druker, Yaniv Carmi and Sagi Niri;

DTRs	the Disclosure Guidance and Transparency Rules of the FCA;

FCA	the Financial Conduct Authority;

General Meeting	the Annual General Meeting of the Company, notice of which is set out at the end of this Document;

Israeli Companies Law	the Israeli Companies Law, 5759-1999;

London Stock Exchange	London Stock Exchange PLC;

Nasdaq	the Nasdaq Global Market;

NIS	Israeli New Shekels, the lawful currency of the state of Israel;

Notice of General Meeting	the notice convening the Annual General Meeting as set out at the end of this Document;

Ordinary Shares	ordinary shares of NIS 0.01 each in the capital of the Company;

Registrars	Link Market Services (Guernsey) Limited;

Resolutions	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting;

SEC	the U.S. Securities and Exchange Commission;

Shareholder(s)	Holder(s) of Ordinary Shares and where the context requires, Depositary Interest Holders;

U.S. or United States	the United States of America;

UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland.

NOTICE OF ANNUAL GENERAL MEETING

TREMOR INTERNATIONAL LTD.

(incorporated and registered in Israel with registered number 513956060)

NOTICE IS HEREBY GIVEN that a General Meeting of Tremor International Ltd. (the “Company”) will be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on 14 December 2022 for the following purposes:

To receive and discuss with the directors the financial statements of the Company for the year ended 31 December 2021 together with the report of the auditors thereon.

To consider, and if thought fit, pass Resolutions 1 – 13 set forth below.

Unless the context requires otherwise, words and expressions defined in the Circular from the Company to its shareholders dated 9 November 2022, of which this notice forms part, have the same meanings when used in this notice.

RESOLUTIONS

1.
THAT, Christopher Stibbs, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as an independent non-executive director (if re-elected, Mr. Stibbs shall continue to serve as Chairman of the Company’s board of directors following the General Meeting).

2.	THAT, Neil Jones, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as the Company’s senior non-executive director.

3.	THAT, Joanna Parnell, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director.

4.	THAT, Lisa Klinger, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director.

5.	THAT, Rebekah Brooks, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director.

6.	THAT, Norm Johnston, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director.

7.	THAT, Ofer Druker, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director.

8.	THAT, Yaniv Carmi, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director.

9.	THAT, Sagi Niri, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director.

10.
THAT, Somekh Chaikin, Member Firm of KPMG International, be re-appointed as the Company’s independent external auditor for the year ending 31 December 2022, and its service be approved until the annual general meeting of shareholders held in 2023 and to authorise the Company’s board of directors (or, the Audit Committee, if authorised by the board of directors) to fix its remuneration.

11.
THAT, in accordance with the recommendation of the Compensation Committee and the Board of Directors, to approve an increase to the annual cash retainer of the Chair of Audit Committee, Ms. Klinger, from £7,000 to $18,000.

12.
THAT, in accordance with the recommendation of the Compensation Committee and the Board of Directors, to approve an increase to the available pools of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) for equity incentive award grants to employees of the Company and its subsidiaries, as set out in the Circular of which this notice forms part.

13.
THAT, in accordance with the recommendation of the Compensation Committee and the Board of Directors, to approve the amendment of certain options held by non-executive and non-director employees of the Company and its subsidiaries pursuant to the Repricing Offer, as set out in the Circular of which this notice forms part

9 November 2022

Registered Office: 82 Yigal Alon Street Tel Aviv 6789124 Israel	By order of the Board Yaniv Carmi Company Secretary

Notes:

1.
Holders of Depositary Interests in respect of Ordinary Shares (“DI holders”) may only appoint Link Market Services Trustees Limited (the “Depositary”) as their proxy. DI holders wishing to attend, speak and vote at the meeting should contact the Link Group to request a Letter of Representation and this instruction is covered off in the notes on the Form of Direction.

2.
If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Link Group on +44 (0) 371 664 0300 (calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Link Asset Services is open from 9.00 a.m. - 5.30 p.m. GMT, Monday – Friday excluding public holidays in England and Wales). All forms must be signed and should be returned together in the same envelope.

3.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10:30 a.m. on 12 December 2022.

4.
In the case of DI holders, a Form of Direction must be completed in order to appoint the Depositary to vote on the holder’s behalf at the meeting. To be effective, a completed and signed Form of Direction must be deposited at Link Group by no later than 10:30 a.m. on 9 December 2022.

5.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 12 below) will not prevent a shareholder or DI holder attending the General Meeting and voting in person if he/she wishes to do so.

6.
Alternatively, you may instead submit your proxy vote electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password you can request a reminder via the shareholder portal. If you have not previously registered to use the portal you will require your investor code (‘IVC’) which can be found on your share certificate. Proxy votes should be submitted as early as possible and, in any event, not less than 48 hours (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

7.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at by no later than 10:30 a.m. BST on 14 November 2022. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law is 16 November 2022.

8.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

9.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

10.
As at 4 November 2022, the Company’s issued share capital consisted of 189,628,177 Ordinary Shares, along with 43,265,831 Ordinary Shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 4 November 2022 were 146,362,346 Ordinary Shares.

11.	The Board recommends that shareholders vote in favour of all items in the Notice.

12.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

13.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10:30 a.m. BST on 9 December 2022 for DI holders and by 10:30 a.m. BST on 12 December 2022 for Shareholders. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

14.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

15.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

16.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.

17.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during 2021 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended 31 December 2021, as filed with the Securities and Exchange Commission on 15 March 2022.